UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

22 June 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

22 June 2012

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Diageo has announced the appointment of Mr Ho KwonPing to its Board as a non-executive director, effective 1 October. His responsibilities will include membership of the Audit, the Nomination and the Remuneration Committees.

Mr Ho is Executive Chairman and founder of Banyan Tree Holdings, Ltd. Listed on the Singapore Stock Exchange, the group develops, owns and operates lifestyle facilities including 30 hotels and resorts, over 60 spas and 80 retail galleries as well as two golf courses in close to 30 countries worldwide. Mr Ho is also an advisor to the global investment bank Moelis & Co.

Previously, Mr Ho has served as a non-executive director at Singapore Airlines Ltd and Standard Chartered Plc as well as Chairman of MediaCorp Pte Ltd and Singapore Power Ltd.

Commenting on the appointment, Diageo Chairman Dr Franz Humer said:

“Mr Ho has wide experience of building a leading luxury brand in Asia. He brings to Diageo valuable new perspectives and a deep understanding of the Asian consumer. He also has substantial international experience. I look forward to welcoming him to the Board and look forward to his contributions to our deliberations."

ENDS

Investor enquiries

Agnes Bota

+36 1 580 1022

Angela Ryker Gallagher

+44 (0)20 8978 4911

investor.relations@diageo.com

Media enquiries

Kirsty King

+44 (0)20 8978 6855

media.comms@diageo.com

Notes to Editors

About Mr Ho

Mr Ho KwonPing is Executive Chairman of Banyan Tree Holdings, Ltd., which owns both listed and private companies engaged in the development, ownership and operation of hotels, resorts, spas, retail galleries and other lifestyle properties around the world.

Ho KwonPing was educated in Tunghai University, Taiwan; Stanford University, California and the University of Singapore. He worked as a journalist and was the Economics Editor of the Far Eastern Economic Review. He joined the family business in 1981. In 1994 he launched Banyan Tree Hotels and Resorts. Banyan Tree has grown to more than 30 hotels and resorts, over 60 spas and over 80 retail galleries, as well as two golf courses. With a strong presence in China, Banyan Tree will double its number of properties by 2015.

In May 2000, Mr Ho was conferred an honorary doctorate by Johnson & Wales University, and later received the London Business School 2005 Entrepreneurship Award. In 2008, he was named CEO of the Year at the Singapore Corporate Awards. In 2009, he was the recipient of the Hospitality Lifetime Achievement Award at the China Hotel Investment Summit in Shanghai. As Chairman of Singapore Management University (SMU), Mr Ho was awarded the Singapore Government’s Meritorious Service Medal for his contribution in the founding of SMU. In 2010, he became the first Asian to receive the ACA (American Creativity Association) Lifetime Achievement Award in recognition of his creativity and innovation in various spheres of endeavour. In 2011, he was voted top Thinker in Singapore in the Yahoo! Singapore 9 Awards, a testament to his business innovations and leadership in civic causes.

Mr Ho was born in 1952. He is married to Claire Chiang, Senior Vice President, Banyan Tree Holdings Limited. They have three children – two sons and a daughter.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo’s global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 22 June 2012	By:	/s/ C Kynaston
Name: Claire Kynaston
Title: Assistant Company Secretary